CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Currency-Linked Capital Protected Notes due 2009	$59,473,000	$1,825.82

October 2007	Pricing Supplement No. 392
Registration Statement No. 333-131266
Dated October 24, 2007
Filed pursuant to Rule 424(b)(2)
Structured Investments
Opportunities in Currencies
Currency-Linked Capital Protected Notes due October 30, 2009
Based on the Performance of a Basket of Six Currencies Relative to the U.S. Dollar
Brazilian real + Chinese renminbi + Hungarian forint + Indian rupee + Mexican peso + Turkish lira
The notes are senior unsecured obligations of Morgan Stanley, will pay no interest and have the terms described in the accompanying prospectus supplement and prospectus.  At maturity, an investor will receive for each $1,000 stated principal amount of notes that the investor holds, the $1,000 stated principal amount plus the supplemental redemption amount, if any, based on whether the basket has appreciated relative to the U.S. dollar on the valuation date.

FINAL TERMS
Issuer:	Morgan Stanley
Aggregate principal amount:	$59,473,000
Issue price:	$1,000 per note (see “Commissions and issue price” below)
Stated principal amount:	$1,000 per note
Pricing date:	October 24, 2007
Original issue date:	November 2, 2007 (7 business days after the pricing date)
Maturity date:	October 30, 2009
Principal protection:	100%
Interest:	None
Basket:	Basket currency	Weighting	Basket currency	Weighting
	Brazilian real (“BRL”)	16.6667%	Indian rupee (“INR”)	16.6667%
	Chinese renminbi (“CNY”)	16.6667%	Mexican peso (“MXN”)	16.6667%
	Hungarian forint (“HUF”)	16.6667%	Turkish lira (“TRY”)	16.6667%
Payment at maturity:	$1,000 + supplemental redemption amount (if any)
Supplemental redemption amount:	$1,000 times the basket performance times the participation rate; provided that the supplemental redemption amount will not be less than zero.
Basket performance:	Sum of the currency performance values of each of the basket currencies
Participation rate:	203%
Currency performance value:	With respect to each of the basket currencies: [(initial exchange rate / final exchange rate) - 1] x weighting
Initial exchange rate:	Basket currency	Initial exchange rate	Basket currency	Initial exchange rate
	BRL	1.7969	INR	39.57
	CNY	7.4938	MXN	10.8321
	HUF	176.6128	TRY	1.2125
Final exchange rate:	The exchange rate on the valuation date
Exchange rate:	With respect to each basket currency, the rate for conversion of such basket currency into one U.S. dollar as determined by reference to the applicable reference source described herein.
Valuation date:	October 21, 2009
CUSIP:	617446U49
Listing:	The notes will not be listed on any securities exchange.
Agent:	Morgan Stanley & Co. Incorporated
Commissions and issue price:	Price to public(1)		Agent’s commissions(1)(2)	Proceeds to company
	Per note	100%	2%	98%
	Total	$59,473,000	$1,189,460	$58,283,540
(1) The actual price to public and agent’s commissions for a particular investor may be reduced for volume purchase discounts depending on the aggregate amount of notes purchased by that investor.  The lowest price payable by an investor is $992.50 per note.  Please see “Syndicate Information” on page 4 of  the accompanying preliminary terms for further details.
(2) For additional information, see “Plan of Distribution” in the accompanying prospectus supplement.

The notes involve risks not associated with an investment in ordinary debt securities.  See “Risk Factors” beginning on page 8.

THE SECURITIES AND EXCHANGE COMMISSION AND STATE SECURITIES REGULATORS HAVE NOT APPROVED OR DISAPPROVED THESE NOTES, OR DETERMINED IF THIS PRICING SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS SUPPLEMENT AND PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

YOU SHOULD READ THIS DOCUMENT TOGETHER WITH THE RELATED PROSPECTUS SUPPLEMENT AND PROSPECTUS, EACH OF WHICH CAN BE ACCESSED VIA THE HYPERLINKS BELOW.

Prospectus Supplement for Currency-linked Capital Protected Notes dated September 21, 2007
Prospectus dated January 25, 2006

Currency-Linked Capital Protected Notes
Due October 30, 2009

Fact Sheet

The notes are senior unsecured obligations of Morgan Stanley, will pay no interest and have the terms described in the accompanying prospectus supplement and prospectus.  At maturity, an investor will receive for each $1,000 stated principal amount of notes that the investor holds, the $1,000 stated principal amount plus the supplemental redemption amount, if any, based on whether the basket has appreciated relative to the U.S. dollar on the valuation date.  The notes are senior notes issued as part of Morgan Stanley’s Series F Global Medium-Term Notes program.

Key Dates

Pricing date:	Original issue date:			Maturity date:

October 24, 2007	November 2, 2007 (7 business days after the pricing date)			October 30, 2009

Key Terms

Issuer:	Morgan Stanley

Aggregate principal amount:	$59,473,000
Basket:	Basket currency	Weighting	Basket currency	Weighting
	Brazilian real (“BRL”):	16.6667%	Indian rupee (“INR”):	16.6667%
	Chinese renminbi (“CNY”):	16.6667%	Mexican peso (“MXN”):	16.6667%
	Hungarian forint (“HUF”):	16.6667%	Turkish lira (“TRY”):	16.6667%

Issue price:	$1,000 per note (see “Syndicate Information” on page 4)

Stated principal amount:	$1,000

Interest:	None

Issuer call right:	None

Denominations:	$1,000 and integral multiples thereof.

Payment at maturity:	$1,000 + supplemental redemption amount (if any)

Supplemental redemption amount:	$1,000 times the basket performance times the participation rate; provided that the supplemental redemption amount will not be less than zero.

Basket performance:	Sum of the currency performance values of each of the basket currencies.

A depreciation of one or more basket currencies will partially or wholly offset any appreciation in any of the other basket currencies such that the basket performance as a whole may be less than or equal to zero, in which case you will only receive your principal back at maturity.

Please see “Hypothetical Payout on the Notes” for full examples of how to calculate the basket performance at maturity.

Currency performance:	With respect to each basket currency: [(initial exchange rate / final exchange rate) – 1]

Currency performance value:	With respect to each basket currency, the weighted percentage appreciation or depreciation of each basket currency as represented by the following formula: currency performance x weighting

Participation rate:	203%
Initial exchange rate:	Basket currency	Initial exchange rate	Basket currency	Initial exchange rate
	BRL:	1.7969	INR:	39.57
	CNY:	7.4938	MXN:	10.8321
	HUF:	176.6128	TRY:	1.2125

Final exchange rate:	The exchange rate as posted on the applicable reference source on the valuation date

For a description of how the final exchange rate will be determined if the applicable reference source is unavailable and in certain other circumstances, please see the definition of “exchange rate” under “Description of Currency-linked Capital Protected Notes – General Terms of the Notes – Some Definitions” in the accompanying prospectus supplement.

Exchange rate:	With respect to each basket currency, the rate for conversion of such basket currency into one U.S. dollar as determined by reference to the applicable reference source.

Reference source:	BRL: Reuters “BRFR” INR: Reuters “RBIB” CNY: Reuters “SAEC” MXN: Reuters “WMRSPOT10” HUF: Reuters “ECB37=(HUF/EUR)/(USD/EUR)” TRY: Reuters “ECB37=(TRY/EUR)/(USD/EUR)”

Valuation date:	October 21, 2009

Risk Factors:	Please see “Risk Factors” on page 8.

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Due October 30, 2009

General Information

Listing:	None

CUSIP:	617446U49

Minimum ticketing size:	$1,000 / 1 note

Tax considerations:
The notes will be treated as “contingent payment debt instruments” for U.S. federal income tax purposes, as described in the section of the accompanying prospectus supplement called “United States Federal Taxation — Tax Consequences to U.S. Holders.”  Under this treatment, if you are a U.S. taxable investor, you will generally be subject to annual income tax based on the “comparable yield” (as defined in the accompanying prospectus supplement) of the notes, regardless of whether any stated interest is payable on the notes.  In addition, any gain recognized by U.S. taxable investors on the sale or exchange, or at maturity, of the notes generally will be treated as ordinary income.  We have determined that the “comparable yield” is a rate of 4.5532% per annum compounded semi-annually.  Based on the comparable yield set forth above, the “projected payment schedule” for a Note (assuming an issue price of $1,000) consists of a projected amount equal to $1,094.21 due at maturity.  You should read the discussion under “United States Federal Taxation” in the accompanying prospectus supplement concerning the U.S. federal income tax consequences of investing in the notes.

Based on the comparable yield set forth above, the following table states the amount of OID that will be deemed to have accrued with respect to a note for each accrual period (assuming a day count convention of 30 days per month and 360 days per year), without taking into account any adjustments to reflect the difference, if any, between the actual and the projected amount of any contingent payments on the notes:

ACCRUAL PERIOD	OID DEEMED TO ACCRUE DURING ACCRUAL PERIOD (PER NOTE)	TOTAL OID DEEMED TO HAVE ACCRUED FROM ORIGINAL ISSUE DATE (PER NOTE) AS OF END OF ACCRUAL PERIOD
Original Issue Date through December 31, 2007	$7.4622	$7.4622
January 1, 2008 through June 30, 2008	$22.9359	$30.3981
July 1, 2008 through December 31, 2008	$23.4580	$53.8561
January 1, 2009 through June 30, 2009	$23.9921	$77.8482
July 1, 2009 through October 30, 2009	$16.3589	$94.2071

The comparable yield and the projected payment schedule are not provided for any purpose other than the determination of U.S. Holders’ accruals of OID and adjustments in respect of the notes, and we make no representation regarding the actual amounts of payments that will be made on a note.

If you are a non-U.S. investor, please also read the section of the accompanying prospectus supplement called “United States Federal Income Taxation — Non-U.S. Holders.”

You are urged to consult your own tax advisors regarding all aspects of the U.S. federal income tax consequences of investing in the notes as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

Trustee:	The Bank of New York (as successor trustee to JPMorgan Chase Bank, N.A.)

Agent:	Morgan Stanley & Co. Incorporated

Calculation agent:	Morgan Stanley Capital Services Inc. (“MSCS”)

Payment currency:	U.S. dollar

Use of proceeds and hedging:	The net proceeds we receive from the sale of the notes will be used for general corporate purposes and, in part, in connection with hedging our obligations under the notes through one or more of our

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Due October 30, 2009

subsidiaries.

On or prior to the pricing date, we, through our subsidiaries or others, have hedged our anticipated exposure in connection with the notes by taking positions in forwards and options contracts on the underlying currencies.  Such purchase activity could have affected the exchange rate for the basket currencies, and, therefore, the exchange rate that must prevail with respect to the underlying basket on the valuation date before you would receive at maturity a payment that exceeds the principal amount of the notes.  For further information on our use of proceeds and hedging, see “Use of Proceeds and Hedging” in the accompanying prospectus supplement.

ERISA:	See “ERISA” in the accompanying prospectus supplement.

Contact:
Morgan Stanley clients may contact their local Morgan Stanley branch office or our principal executive offices at 1585 Broadway, New York, New York 10036 (telephone number (866) 477-4776).  All other clients may contact their local brokerage representative.  Third-party distributors may contact Morgan Stanley Structured Investment Sales at (800) 233-1087.

Syndicate Information
Issue price of the notes	Selling concession	Principal amount of notes for any single investor
$1,000.00	2.00%	<$999K
$996.25	1.6250%	$1MM-$2.99MM
$994.375	1.4375%	$3MM-$4.99MM
$992.50	1.25%	>$5MM

Selling concessions allowed to dealers in connection with the offering may be reclaimed by the agent, if, within 30 days of the offering, the agent repurchases the notes distributed by such dealers.

This offering summary represents a summary of the terms and conditions of the notes.  We encourage you to read the accompanying prospectus supplement and prospectus related to this offering which can be accessed via the hyperlinks on the front page of this document.

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Payment at Maturity

At maturity, investors will receive $1,000 plus the supplemental redemption amount for each note they hold.

If the basket performance is:	The supplemental redemption amount will be:

greater than zero	$1,000 x basket performance x 203%

less than or equal to zero	$0 (Investors will only receive par at maturity)

Best Case Scenario	The basket appreciates and the notes return par plus 203% uncapped upside participation in the appreciation of the basket

Worst Case Scenario	The basket depreciates and the notes redeem for par at maturity. This assumes the investment is held to maturity

Note:

There is no cap on upside participation.  At maturity, you will receive 203% of any basket appreciation in addition to the principal amount of the notes you hold.

If the basket performance at maturity is zero or negative, you will only receive par at maturity.

See “Hypothetical Payout on the Notes” for examples of how to calculate the payment at maturity.

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Hypothetical Payout on the Notes

The following hypothetical examples are provided for illustrative purposes only.  Actual results will vary.

Below are two full examples of how to calculate the payment at maturity.

Example 1: The basket performance is positive.

Basket Currency	Weighting	Hypothetical Initial Exchange Rate	Hypothetical Final Exchange Rate	% Appreciation / Depreciation
Brazilian real (“BRL”)	16.6667%	1.8706	1.7647	6%
Chinese renminbi (“CNY”)	16.6667%	7.5125	7.0873	6%
Hungarian forint (“HUF”)	16.6667%	180.2100	170.0094	6%
Indian rupee (“INR”)	16.6667%	40.1250	37.8538	6%
Mexican peso (“MXN”)	16.6667%	10.9905	10.3684	6%
Turkish lira (“TRY”)	16.6667%	1.2345	1.1646	6%

Basket performance = Sum of currency performance values

[(Initial BRL exchange rate / Final BRL exchange rate) - 1]  x  16.6667%, plus
[(Initial CNY exchange rate / Final CNY exchange rate) - 1]  x  16.6667%, plus
[(Initial HUF exchange rate / Final HUF exchange rate) - 1]  x  16.6667%, plus
[(Initial INR exchange rate / Final INR exchange rate) - 1]  x  16.6667%, plus
[(Initial MXN exchange rate / Final MXN exchange rate) - 1]  x  16.6667%, plus
[(Initial TRY exchange rate / Final TRY exchange rate) - 1]  x  16.6667%

So, using the hypothetical exchange rates above:

[(1.8706 / 1.7647) -1] x 16.6667%  =  1% plus
[(7.5125 / 7.0873) -1] x 16.6667%  =  1% plus
[(180.2100 / 170.0094) -1] x 16.6667%  =  1% plus
[(40.1250 / 37.8538) -1] x 16.6667%  =  1% plus
[(10.9905 / 10.3684) -1] x 16.6667%  =  1% plus
[(1.2345 / 1.1646) -1] x 16.6667%  =  1%

Basket performance   =   6%

Hypothetical basket performance =        6%

Participation rate =                                    203%

Supplemental redemption amount =      $1,000  x  basket performance x  participation rate

         =  $1,000  x  6%  x  203%  =  $121.80

Because the basket performance is greater than zero, investors will receive a supplemental redemption amount.  Therefore, the total payment at maturity per note will be $1,121.80, which is the sum of the $1,000 principal amount and the supplemental redemption amount of $121.80.

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Example 2:  Basket performance is zero or negative.

Basket Currency	Weighting	Hypothetical Initial Exchange Rate	Hypothetical Final Exchange Rate	% Appreciation / Depreciation
Brazilian real (“BRL”)	16.6667%	1.8706	2.4613	–24%
Chinese renminbi (“CNY”)	16.6667%	7.5125	6.3665	18%
Hungarian forint (“HUF”)	16.6667%	180.2100	219.7683	–18%
Indian rupee (“INR”)	16.6667%	40.1250	48.9329	–18%
Mexican peso (“MXN”)	16.6667%	10.9905	9.8129	12%
Turkish lira (“TRY”)	16.6667%	1.2345	1.3133	–6%

Basket performance = Sum of currency performance values

[(Initial BRL exchange rate / Final BRL exchange rate) - 1]  x  16.6667%, plus
[(Initial CNY exchange rate / Final CNY exchange rate) - 1]  x  16.6667%, plus
[(Initial HUF exchange rate / Final HUF exchange rate) - 1]  x  16.6667%, plus
[(Initial INR exchange rate / Final INR exchange rate) - 1]  x  16.6667%, plus
[(Initial MXN exchange rate / Final MXN exchange rate) - 1]  x  16.6667%, plus
[(Initial TRY exchange rate / Final TRY exchange rate) - 1]  x  16.6667%

So, using the hypothetical exchange rates above:

[(1.8706 / 2.4613) -1] x 16.6667%  =  -4% plus
[(7.5125 / 6.3665) -1] x 16.6667%  =  3% plus
[(180.2100 / 219.7683) -1] x 16.6667%  =  – 3% plus
[(40.1250 / 48.9329) -1] x 16.6667%  =  – 3% plus
[(10.9905 / 9.8129) -1] x 16.6667%  =  2% plus
[(1.2345 / 1.3133) -1] x 16.6667%  =  -1%

Basket performance   =   – 6%

Hypothetical basket performance = – 6%

Supplemental redemption amount = $0

Because the basket performance is less than (or equal to) 0%, the supplemental redemption amount will be $0 and the total payment at maturity per note will only equal the $1,000 principal amount per note.

The basket performance may be equal to or less than 0% even though one or more basket currencies have strengthened relative to the U.S. dollar over the term of the notes as this strengthening may be moderated, or wholly offset, by the weakening or lesser strengthening relative to the U.S. dollar of one or more of the other basket currencies.  In this example, the appreciation of the Chinese renminbi and the Mexican peso is more than offset by the depreciation of the Brazilian real, the Hungarian forint, the Indian rupee and the Turkish lira.

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Risk Factors

The notes are financial instruments that are suitable only for investors who are capable of understanding the complexities and risks specific to the notes.  Accordingly, you should consult your own financial and legal advisors as to the risks entailed by an investment in the notes and the suitability of such notes in light of your particular circumstances.  The notes are not secured debt and investing in the notes is not equivalent to investing directly in the basket currencies.  The following is a non-exhaustive list of certain key considerations for investors in the notes.  For a complete list of considerations and risk factors, please see the accompanying prospectus supplement and prospectus.  You should carefully consider whether the notes are suited to your particular circumstances before you decide to purchase them.

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No interest payments and possibility of no return other than the return of principal.  The terms of the notes differ from ordinary debt securities in that no interest will be paid.  Because the supplemental redemption amount is variable and may equal zero, the overall return on the notes may be less than the amount that would be paid on an ordinary debt security of comparable maturity and you may only receive the principal amount of the notes you hold at maturity.

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Currency exchange risk. Fluctuations in the exchange rates between the U.S. dollar and the basket currencies will affect the value of the notes.  Exchange rate movements for a particular currency are volatile and are the result of numerous factors specific to that country including the supply of, and the demand for, those currencies, as well as government policy, intervention or actions, but are also influenced significantly from time to time by political or economic developments, and by macroeconomic factors and speculative actions related to each region.  Changes in exchange rates result over time from the interaction of many factors directly or indirectly affecting economic and political conditions in the related countries.  Of particular importance to potential currency exchange risk are: (i) rates of inflation; (ii) interest rate levels; (iii) balance of payments; and (iv) the extent of governmental surpluses or deficits in the relevant foreign country and the U.S.  All of these factors are in turn sensitive to the monetary, fiscal and trade policies pursued by the governments of various countries and the U.S. and other countries important to international trade and finance.  The weakening of any of the basket currencies relative to the U.S. dollar may have a material adverse effect on the value of the notes and the return on an investment in the notes.

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Government intervention could materially and adversely affect the value of the notes.  Foreign exchange rates can be fixed by the sovereign government, allowed to float within a range of exchange rates set by the government, or left to float freely.  Governments, including those issuing the basket currencies, use a variety of techniques, such as intervention by their central bank or imposition of regulatory controls or taxes, to affect the exchange rates of their respective currencies.  They may also issue a new currency to replace an existing currency, fix the exchange rate or alter the exchange rate or relative exchange characteristics by devaluation or revaluation of a currency.  Thus, a special risk in purchasing the notes is that their trading value and amount payable could be affected by the actions of sovereign governments, fluctuations in response to other market forces and the movement of currencies across borders.

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Many unpredictable factors will affect the value of the notes. These include: (i) exchange rates of the basket currencies; (ii) interest rate levels; (iii) volatility of the basket currencies; (iv) geopolitical conditions and economic, financial; regulatory, political, judicial or other events that affect foreign exchange markets; (v) the time remaining to the maturity; (vi) availability of comparable instruments; (vii) intervention by the governments of the related basket currencies; and (viii) the issuer’s creditworthiness.  In addition, currency markets are subject to temporary distortions or other disruptions due to various factors, including lack of liquidity, participation of speculators and government regulation and intervention.  As a result, the market value of the notes will vary and sale of the notes prior to maturity may result in a loss.

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Even though the basket currencies trade around-the-clock, the notes will not.  Because the inter-bank market in foreign currencies is a global, around-the-clock market, the hours of trading for the notes, if any, will not conform to the hours during which the underlying basket currencies are traded.  Consequently, significant price and rate movements may take place in the underlying foreign exchange markets that will not be reflected immediately in the price of the notes.  Additionally, there is no systematic reporting of last-sale information for foreign currencies which, combined with the limited availability of quotations to individual investors, may make it difficult for many investors to obtain timely and accurate data regarding the state of the underlying foreign exchange markets.

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Changes in the value of one or more of the basket currencies may offset each other.  A decrease in the value of one or more of the basket currencies may wholly or partially offset any increase in the value of the other basket currencies.

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Consisting entirely of emerging markets currencies, the basket is subject to an increased risk of significant adverse fluctuations.  The notes are linked to the performance of a basket consisting solely of emerging markets currencies.  There is an increased risk of significant adverse fluctuations in the performance of the underlying basket of currencies as the basket consists entirely of currencies of less developed and less stable economies without a stabilizing component that could be provided by one of the major currencies.  Currencies of emerging economies are often subject to more frequent and larger central bank interventions than the currencies of developed countries and are also more likely to be affected by drastic changes in monetary or exchange rate policies of the relevant country, which may negatively affect the value of the notes.  For special risks related to the basket currencies, please see the relevant descriptions under “Annex I––Certain Additional Currency Exchange Rate Risks” in the accompanying prospectus supplement.

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The inclusion of commissions and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices.  Assuming no change in market conditions or any other relevant factors, the price, if any, at which Morgan Stanley is willing to purchase notes in secondary market transactions will likely be lower than the original issue price, since the original issue price will include, and secondary market prices are likely to exclude, commissions paid with respect to the notes as well as the projected profit included in the cost of hedging its obligations under the notes.  In addition, any such prices may differ from values determined by pricing models used by Morgan Stanley as a result of dealer discounts, mark-ups or other transaction costs.

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Economic interests of the calculation agent may be potentially adverse to the investors.  The calculation agent is an affiliate of the issuer.  Any determinations made by the calculation agent may affect the payment to you at maturity.

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Issuer’s credit ratings may affect the market value of the notes.  Investors are subject to the credit risk of the issuer.  Any decline in the issuer’s credit ratings may affect the market value of the notes.

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Secondary trading may be limited.  The notes will not be listed on any securities exchange and there may be little or no secondary market.  Even if there is a secondary market, it may not provide enough liquidity to allow you to sell the notes easily or at a price that you desire.  Morgan Stanley currently intends to act as a market maker for the notes but is not required to do so.

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Hedging and trading activity by affiliates of the issuer could adversely affect exchange rates of the basket currencies.  Affiliates of the issuer have carried out and will carry out hedging activities related to the notes (and possibly to other instruments linked to the basket currencies), including trading in futures, forwards and/or options contracts on the basket currencies as well as in other instruments related to the basket currencies.  Affiliates of the issuer also trade the basket currencies and other financial instruments related to the basket currencies on a regular basis as part of their general broker-dealer, proprietary trading and other businesses.  Any of these hedging or trading activities on or prior to the pricing date could have increased the value of the basket currencies and, as a result, could have increased the value against the U.S. dollar at which the basket currencies must close on the valuation date before you receive a payment at maturity that exceeds the principal amount of the notes.

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Historical Information

The first graph below presents the historical performance of the basket relative to the U.S. dollar for the period from January 1, 2002 through October 24, 2007 and illustrates the effect of any offset and/or correlation among the basket currencies during such period.  The six graphs following such first graph present each basket currency’s currency performance relative to the U.S. dollar for such period.  We obtained the information in the graphs from Bloomberg Financial Markets (“Bloomberg”), without independent verification.  We will not use Bloomberg to determine the applicable exchange rates.  You cannot predict the future performance of any of the basket currencies or of the basket as a whole, or whether the strengthening of any of the basket currencies relative to the U.S. dollar will be offset by the weakening of other basket currencies relative to the U.S. dollar, based on their historical performance.

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Where You Can Find More Information

Morgan Stanley has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement for Currency-linked Capital Protected Notes) with the Securities and Exchange Commission, or SEC, for the offering to which this pricing supplement relates.  Before you invest, you should read the prospectus in that registration statement, the prospectus supplement for Currency-linked Capital Protected Notes and any other documents relating to this offering that Morgan Stanley has filed with the SEC for more complete information about Morgan Stanley and this offering.  You may get these documents without cost by visiting EDGAR on the SEC web site at www.sec.gov.  Alternatively, Morgan Stanley will arrange to send you the prospectus and the prospectus supplement for Currency-linked Capital Protected Notes if you so request by calling toll-free 800-584-6837.

You may access these documents on the SEC web site at www.sec.gov as follows:

Prospectus Supplement for Currency-linked Capital Protected Notes dated September 21, 2007

Prospectus dated January 25, 2006

Terms used in this pricing supplement are defined in the prospectus supplement for Currency-linked Capital Protected Notes or in the prospectus.  As used in this pricing supplement, the “company,” “we,” “us,” and “our” refer to Morgan Stanley.

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